Exhibit 99.1

Ur-Energy Announces Third Quarter 2009 Teleconference and Webcast

Denver, Colorado (Marketwire – November 3, 2009) Ur-Energy Inc. (TSX:URE) (NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces it will hold a teleconference and webcast on Thursday, November 12, 2009 at 11:00 a.m. Eastern Time. The Ur-Energy management team will review the third quarter 2009 and provide an update on its operations, corporate strategy and outlook. A Q&A session will follow management’s presentation.

The Ur-Energy teleconference and webcast can be accessed the following ways:

•	The teleconference can be accessed approximately 10 minutes prior to the call by dialing and entering the conference ID number below:

US/Canada Dial In Number                                                      (877) 890-1936
International Dial In Number                                                    (706) 643-7646
Conference ID Number                                                              38857558

•
A link to the live webcast will be available on the Investor Page at www.ur-energy.com. Participants should go to the website 10-15 minutes prior to the scheduled conference in order to register and download any necessary audiovisual software.

The webcast is also being distributed through the ThomsonReuters StreetEvents Network. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

To listen to the archived call:

•
A digital recording of the webcast will be available for replay two hours after the call’s completion through November 18, 2009. To access the recording, dial (800) 642-1687 or (706) 645-9291 and enter Conference ID Number 38857558.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production as well as to build its own two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG.” Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is located in Ottawa, Ontario. For further information, visit Ur-Energy’s website www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President, CEO & Director 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.